                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the fiscal year ended: December 31, 2002

OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________

Commission file number: 1-15060

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

UBS Savings and Investment Plan
677 Washington Boulevard
Stamford, CT 06901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45, CH-8098 Zurich Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

UBS Savings and Investment Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

                         UBS Savings and Investment Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2002 and 2001

                                    CONTENTS

Report of Independent Auditors...............................................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................    2
Statements of Changes in Net Assets Available for Benefits...................    3
Notes to Financial Statements................................................    4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)...............  15

                         Report of Independent Auditors

To the Participants of the UBS Savings and Investment Plan and the Retirement
     Board and Savings Plan Committee

We have audited the accompanying statements of net assets available for benefits of the UBS Savings and Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Savings and Investment Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the UBS Savings and Investment Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Savings and Investment Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New York, New York
June 30, 2003

                         UBS Savings and Investment Plan

                 Statements of Net Assets Available for Benefits

                                                              DECEMBER 31
                                                       2002                 2001
                                                   ----------------------------------
ASSETS
Investments--at fair value                         $ 532,477,477        $ 579,435,697
Loans to participants                                  8,204,054            7,127,328
Collective Short-Term Investment Fund                    410,860              194,185
Contributions receivable                               9,702,441                    -
                                                   ----------------------------------
Net assets available for benefits                  $ 550,794,832        $ 586,757,210
                                                   ==================================

See accompanying notes.

                         UBS Savings and Investment Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                         YEAR ENDED DECEMBER 31
                                                                        2002               2001
                                                                   ---------------------------------
ADDITIONS
Investment income:
   Net realized and unrealized depreciation in the fair value
   of investments                                                  $ (86,523,163)     $  (73,464,727)
   Dividends and interest                                              7,889,296          17,189,954
                                                                   ---------------------------------
                                                                     (78,633,867)        (56,274,773)

Contributions:
   Participant                                                        56,230,718          46,286,063
   Employer                                                           31,367,255          24,993,854
                                                                   ---------------------------------
                                                                      87,597,973          71,279,917
                                                                   ---------------------------------
Total additions                                                        8,964,106          15,005,144

DEDUCTIONS
Benefits paid to participants                                         46,885,138          32,725,716
                                                                   ---------------------------------

Net decrease prior to transfers                                      (37,921,032)        (17,720,572)

Net transfers from other plans                                         1,958,654          94,413,941
                                                                   ---------------------------------
Net (decrease) / increase                                            (35,962,378)         76,693,369

Net assets available for benefits at beginning of year               586,757,210         510,063,841
                                                                   ---------------------------------
Net assets available for benefits at end of year                   $ 550,794,832      $  586,757,210
                                                                   =================================

See accompanying notes.

                         UBS Savings and Investment Plan

                        Notes to Financial Statements

                          December 31,2002 and 2001

A. DESCRIPTION OF THE PLAN

GENERAL

The following description of the UBS Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan, which provides retirement benefits to all eligible employees of the UBS United States Operations (the "Branch"), which includes UBS Warburg LLC, UBS AG, UBS O'Connor LLC, UBS Warburg Energy LLC, UBS Global Asset Management (NY), Inc., UBS Global Asset Management (Americas), Inc., and UBS Global Asset Management (US), Inc. All Branch employees on U.S. payroll, including part-time employees, are eligible to participate in the Plan upon the completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan is administered by the Retirement Board and Savings Plan Committee of the Branch (the "Retirement Board"). State Street Corporation ("State Street") is the Plan's trustee, and Hewitt Associates LLC is the Plan's recordkeeper. UBS Global Asset Management (Americas), Inc. (formerly known as Brinson Partners, Inc.), an indirect wholly-owned subsidiary of UBS AG ("UBS"), served as the Plan's investment advisor through December 2002. On December 16, 2002, the Retirement Board hired Callan Associates, an unrelated third party, to perform investment advisory services.

CONTRIBUTIONS

Each year, Plan participants may elect to contribute, on a pre-tax basis, an amount representing from 1% to 50% of their eligible compensation, including all or a portion of their annual incentive bonus, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). In 2002 and 2001, the maximum allowable contributions were $11,000 ($12,000 if participant is age 50 or over) and $10,500, respectively. The Branch contributes an amount, up to 75% of the first 4% of each participant's eligible annual compensation contributed, subject to limitations, to each participant's account.

Effective January 1, 2002, active UBS Pension Plan participants as of December 31, 2001 (i.e., those hired on or before December 1, 2001) were provided a one time option to receive retirement contributions ("Retirement Contribution") to individual participant accounts in the

                         UBS Savings and Investment Plan

Plan based on 4% of eligible compensation, subject to certain limitations prescribed by the Code, in lieu of receiving retirement benefits in the UBS Pension Plan. Approximately 1,400 employees elected this option.

Employer contributions related to the Retirement Contribution feature are calculated based on eligible annual compensation as of the last day of the fiscal year (subject to statutory limits) and applied to the participant accounts the following year. This amount, $9,702,441, is reflected as contributions receivable on the statement of net assets available for benefits.

Employees hired on or after December 2, 2001 automatically become participants of the UBS Savings & Investment Plan, and will receive Retirement Contributions after meeting certain eligibility requirements.

Separate accounts are maintained for each participant. Each account is credited with the employer and employee contributions, and an allocation of Plan investment income and investment appreciation (or depreciation, as appropriate). Allocations are based on participant account balances.

VESTING

A participant is 100% vested in his or her Retirement Contribution plus earnings thereon after five years of vesting service. Generally, participants continue to be immediately fully vested in their contributions and the UBS matching contributions in the Plan.

Certain individuals that were transferred into the Plan from the Brinson Partners, Inc. Savings Incentive Plan and the UBS PaineWebber 401(k) Plus Plan become 100% vested in those respective companies contributions to his or her account plus earnings thereon after three years of combined vesting service at UBS.

BENEFITS

Upon the termination of employment for any reason, including death, a participant, or his or her beneficiary, may receive a distribution of the entire vested account balance, generally in a cash lump sum payment, unless any portion of such participant's account is invested in the UBS Stock Fund, in which case the participant may elect to receive such portion in UBS shares. If the balance in the account is greater than $5,000, the participant may elect to defer the lump sum distribution until a future time, but not beyond April 1st of the year following the year the participant attains age 70-1/2.

                         UBS Savings and Investment Plan

Loans to participants are permitted under certain conditions provided for by the Plan. Participants can borrow up to 50% of their vested account balance, minus their outstanding balance on any other plan loan, up to $50,000. This $50,000 limit is reduced by the excess of the participants highest outstanding loan balance from their account during the 12-month period before the loan is made (even if repaid) over the participants outstanding loan balance on the date the loan is made. The period of loan repayment shall not exceed five years except in instances of loans related to the purchase of a primary residence. Such loans shall not exceed 25 years. All loans, including interest, are to be repaid in level amounts through payroll deductions no less frequently than quarterly over the life of the loan.

A participant may elect to withdraw all or part of the balance of his or her account after attaining age 59-1/2, as provided by the Plan. Subject to approval by the Retirement Board, participants may also make special withdrawals for reasons of financial hardship as provided by the Plan.

FORFEITURES

At December 31, 2002 and 2001, employer contributions were reduced by approximately $160,000 and $433,000, respectively, from forfeited nonvested accounts.

PLAN TERMINATION

Although the Retirement Board has not expressed any intention to do so, it reserves the right to amend, modify or terminate the Plan at any time, subject to the provisions of ERISA.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States.

USE OF ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         UBS Savings and Investment Plan

ADMINISTRATIVE EXPENSES

All administrative expenses of the Plan are paid by UBS.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments in publicly traded mutual funds are valued at the last quoted market price on the last business day of the Plan year. The Plan's participation in collective trust funds is stated at the last reported redemption price, which is based on the current market values of the underlying assets of each fund as of the last business day of the Plan year. The Collective Short-Term Investment Fund is a clearing account, which holds highly liquid instruments with maturities of less than three months.

The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

C. INVESTMENTS

During 2001, the Plan recognized losses in its investment in the Brinson U.S. Cash Management Fund (the "Fund", currently known as the UBS U.S. Cash Management Collective Fund) of approximately $2.5 million related to short-term investments in Enron, which are included in net realized and unrealized depreciation in the fair value of investments in the statements of changes in net assets available for benefits.

                         UBS Savings and Investment Plan

The fair value at December 31, 2002 and 2001, and net realized and unrealized appreciation (depreciation) on investments bought, sold and held during the year are as follows:

                                                                  YEAR ENDED DECEMBER 31
                                                           2002                             2001
                                              --------------------------------------------------------------
                                                                    NET                             NET
                                                                APPRECIATION                    APPRECIATION
                                                               (DEPRECIATION)                  (DEPRECIATION)
                                                   FAIR         IN THE FAIR        FAIR         IN THE FAIR
                                                  VALUE            VALUE           VALUE           VALUE
                                              --------------------------------------------------------------
Mutual Funds:
   UBS U.S. Cash Management Collective Fund   $ 105,192,839     $         -     $124,968,537    $ (2,477,161)
   UBS U.S. Bond Fund                            24,768,226          839,635      19,299,350         349,984
   UBS Global Bond Fund                           8,459,577          921,547       4,823,033         (59,181)
   UBS U.S. High Yield Bond Fund                  4,358,826         (411,735)      2,568,679        (360,492)
   UBS U.S. Balanced Fund                        13,137,871       (1,378,421)     11,993,357         338,909
   UBS Global Balanced Fund                       6,263,564         (518,438)      4,561,572        (310,959)
   UBS U.S. Equity Fund                          37,897,464       (9,463,209)     45,437,214      (1,226,420)
   UBS Global Equity Fund                        10,500,564       (2,271,676)     12,289,428      (3,080,688)
   UBS International Equity Fund                 11,753,805       (2,141,515)     12,548,034      (4,743,038)
   UBS Multi Asset Portfolio Collective Fund     20,958,314        3,649,987      18,258,413         603,772
   UBS Emerging Markets Equity Collective         2,443,829         (562,735)      1,631,662        (127,883)
     Fund
   PIMCO Low Duration Income Fund                28,627,447          466,258      20,650,149         232,433
   Phoenix-Oakhurst Balanced Fund                16,906,886       (2,825,812)     21,182,086        (155,879)
   Fidelity Fund                                 32,826,509      (10,869,313)     47,968,535      (4,043,012)
   Fidelity Magellan Fund                        36,571,733      (12,267,651)     49,418,132      (7,142,925)
   Fidelity Aggressive Growth Fund               32,776,230      (21,990,507)     51,068,928     (37,181,448)
   UBS Stock Fund                                21,318,069          228,265      20,783,055         941,158
   Vanguard Prime Money Market Fund              26,024,711                -               -               -
   Vanguard 500 Index Fund                       91,691,013      (27,927,843)    109,985,533     (15,021,897)
                                              --------------------------------------------------------------
                                              $ 532,477,477     $(86,523,163)   $579,435,697    $(73,464,727)
                                              ==============================================================

                         UBS Savings and Investment Plan

During 2002, the Plan added the Vanguard Prime Money Market Fund to its investment options. Effective April 2, 2001, the Plan was amended and restated to add the UBS Stock Fund to its existing investment options.

The UBS U.S. Cash Management Collective Fund (formerly known as the "Brinson U.S. Cash Management Fund") invests in high-quality, short-term money market instruments with a high degree of marketability and liquidity. This is a collective trust fund.

The UBS U.S. Bond Fund (formerly known as the "Brinson U.S. Bond Fund") invests primarily in fixed income securities with at least 80% of the fund's total assets invested in U.S. debt securities with initial maturities of more than one year. This is a publicly traded fund.

The UBS Global Bond Fund (formerly known as the "Brinson Global Bond Fund") invests in U.S. and non-U.S. fixed income securities. At least 80% of the fund's assets are invested in debt securities, with emphasis placed on debt securities of government issuers. This is a publicly traded fund.

The UBS U.S. High Yield Bond Fund (formerly known as the "Brinson U.S. High Yield Bond Fund") invests in high yield, low-rated debt securities issued by domestic and foreign companies. This is a publicly traded fund.

The UBS U.S. Balanced Fund (formerly known as the "Brinson U.S. Balanced Fund") invests in a wide range of U.S. equity, debt and money market securities with at least 25% of its assets invested in fixed income securities. This is a publicly traded fund.

The UBS Global Balanced Fund (formerly known as the "Brinson Global Balanced Fund") invests at least 25% of its net assets in fixed income securities and 25% of its net assets in equity securities of issues located within and outside of the U.S. This is a publicly traded fund.

                         UBS Savings and Investment Plan

The UBS U.S. Equity Fund (formerly known as the "Brinson U.S. Equity Fund") invests 65% or more of the fund's total assets in the equity securities of U.S. companies. This is a publicly traded fund.

The UBS Global Equity Fund (formerly known as the "Brinson Global Equity Fund") invests at least 80% of the fund's assets in the equity securities of U.S. and foreign issuers. This is a publicly traded fund.

The UBS International Equity Fund (formerly known as the "Brinson International Equity Fund") invests 80% or more of its assets in the equity securities of domestic and foreign companies. This is a publicly traded fund.

The UBS Multi Asset Portfolio Collective Fund (formerly known as the "Brinson Multi Asset Portfolio Fund") invests in U.S. and international stocks, bonds, as well as real estate and private markets. This is a collective trust fund.

The UBS Emerging Markets Equity Collective Fund (formerly known as the "Brinson Emerging Markets Equity Fund") invests in a wide range of securities issued by companies in emerging equity markets. This is a collective trust fund.

PIMCO Low Duration Income Fund invests in fixed income securities, including U.S. government obligations, corporate debt securities, asset-backed securities and money market instruments. This is a publicly traded fund.

Phoenix-Oakhurst Balanced Fund (formerly known as the "Phoenix Balanced Fund") invests in common stocks and fixed income securities. This is a publicly traded fund.

Fidelity Fund is an open-end fund whose investment objective seeks long-term capital growth. The fund seeks to achieve its objective by investing primarily in common stocks. The fund may also potentially invest a portion of its assets in bonds, including lower quality debt securities. This is a publicly traded fund.

Fidelity Magellan Fund is an open-end fund, which seeks to provide capital appreciation. The fund seeks to meet its objective by investing its assets primarily in equity securities of United States, non-United States, and multinational issuers of all sizes that offer potential for growth. This is a publicly traded fund.

                         UBS Savings and Investment Plan

Fidelity Aggressive Growth Fund is an open-end fund whose investment objective seeks long-term capital appreciation. The fund seeks to achieve its objective by investing primarily in common stocks of United States and non-United States issuers that management believes offer the potential for accelerated earnings or revenue growth. The fund focuses investments on medium sized companies. This is a publicly traded fund.

UBS Stock Fund invests primarily in UBS ordinary shares, and also in such other assets, while awaiting investment in UBS shares, as the trustee of the stock fund considers advisable. A small cash reserve is maintained in the UBS Stock Fund to accommodate the flow of money going into and out of the fund. UBS shares are traded on the New York, Zurich and Tokyo Stock Exchanges and the price per share is subject to substantial fluctuation. The trustee of this stock fund may purchase shares from UBS (with no commission charge) or on the open market. If purchases are made from UBS, the shares will be purchased at their closing price on the day that the shares were purchased from UBS.

Vanguard Prime Money Market Fund is an open-ended fund that invests in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S. government, and federal agencies. The fund's holdings include certificates of deposit, bank-guaranteed securities, corporate debt, and other money market instruments, as well as U.S. Treasury and government agency securities and repurchase agreements on such securities whose average maturity is 90 days or less. This is a publicly traded fund.

Vanguard 500 Index Fund is an open-end fund, which seeks to replicate the performance of the S&P 500 Composite Index (the "Index") with an emphasis on large capitalization stocks. The fund invests in all 500 stocks in the Index in proportion to their weighting in the Index. The aim of the fund is to realize long-term capital appreciation while providing a steady stream of income. This is a publicly traded fund.

                         UBS Savings and Investment Plan

The fair values of investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                      DECEMBER 31
                                                               2002                 2001
                                                           ---------------------------------
UBS U.S. Cash Management Collective Fund                   $105,192,839        $ 124,968,537
UBS U.S. Equity Fund                                         37,897,464           45,437,214
PIMCO Low Duration Income Fund*                              28,627,447                    -
Fidelity Fund                                                32,826,509           47,968,535
Fidelity Magellan Fund                                       36,571,733           49,418,132
Fidelity Aggressive Growth Fund                              32,776,230           51,068,928
Vanguard 500 Index Fund                                      91,691,013          109,985,533

*The 2001 ending investment balance of the PIMCO Low Duration Income Fund was less than 5% of total net assets at December 31, 2001.

D. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 21, 1999, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated in its entirety since receiving the determination letter. On February 28, 2002, the Plan sponsor submitted an application to the Internal Revenue Service requesting a letter of determination with respect to the tax-qualified status of the Plan. As of December 31, 2002, management is waiting for a response to the determination letter application from the Internal Revenue Service. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E. TRANSFERS

During 2002, approximately 70 employees from the UBS PaineWebber 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also approximately 10 employees left the Plan and transferred their assets to the UBS PaineWebber 401(k) Plus Plan. This resulted in approximately $2 million of net assets transferred into the Plan.

                         UBS Savings and Investment Plan

Effective January 1, 2001, approximately 1,200 employees from the PaineWebber group joined the Plan. Assets of approximately $98.1 million, including approximately $590,000 of outstanding loans, were transferred to the Plan during 2001. A participant is 100% vested in PaineWebber's contributed portion of his or her account plus earnings thereon after three years of vesting service (five year vesting term changed to three years in accordance with new legislation effective January 1, 2002).

Effective January 1, 2001, approximately $3.9 million of the Plan's assets were transferred to Fidelity Trust for the employees of Adams Street Partners, LLC.

Effective January 2, 2001, certain former employees of Perot Systems, Inc. became employees of UBS and therefore became eligible to participate in the Plan. Approximately $4 million in assets from Perot System Corporation Retirement Savings Plan were transferred to the Plan during 2001. Each participant is immediately 100% vested in all amounts in his or her account.

Effective February 1, 2001, certain UBS employees transferred to the PaineWebber group, and as a result, approximately $3.6 million in assets were transferred to the PaineWebber 401(k) Plus Plan.

Effective May 1, 2001, approximately 240 employees of UBS Global Asset Management (US), Inc. (formerly, Brinson Advisors, Inc.) became eligible to participate in the Plan. No assets were transferred to the Plan as of December 31, 2002.

During 2002, approximately 352 former employees of Enron Corporation became employees of UBS and therefore became eligible participants in the Plan. Approximately $7.7 million of assets were transferred into the Plan. Each participant is immediately 100% vested in all amounts in his or her account.

                         UBS Savings and Investment Plan

F. RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

There were no unpaid benefit claims as of December 31, 2002 and December
31, 2001. There was no difference of benefits paid to participants between the financial statements and the Form 5500 for the year ended December 31, 2002.

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2001 between the financial statements and the Form 5500:

                                                                              2001
                                                                          -------------
Benefits paid to participants per the financial statements                $  32,725,716
Add: Amounts allocated on Form 5500 to withdrawn participants at end
  of year                                                                             -
Less amounts allocated on Form 5500 to withdrawn participants at
  beginning of year                                                            (635,000)
                                                                          -------------
Benefits paid to participants per the Form 5500                           $  32,090,716
                                                                          =============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

G. SUBSEQUENT EVENTS

The Plan management anticipates certain investment funds will be discontinued, and certain new investment funds will be added effective in 2004.

The Plan management anticipates that a Plan transfer will take place in 2003 for the employees of UBS Global Asset Management (US), Inc. (formerly, Brinson Advisors, Inc.) who on May 1, 2001 became eligible to participate in the Plan.

                              Supplemental Schedule

                                                                 EIN:#98-0186363
                                                                       Plan:#002

                         UBS Savings and Investment Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2002

 PRINCIPAL
 AMOUNT OR
 NUMBER OF      DESCRIPTION OF INVESTMENTS, INCLUDING MATURITY DATE, RATE OF          CURRENT
   SHARES                    INTEREST, PAR, OR MATURITY VALUE                          VALUE
------------------------------------------------------------------------------------------------
                  MUTUAL FUNDS
105,192,839       *UBS U.S. Cash Management Collective Fund                         $105,192,839
  2,284,892       *UBS U.S. Bond Fund                                                 24,768,226
    808,755       *UBS Global Bond Fund                                                8,459,577
    685,350       *UBS U.S. High Yield Bond Fund                                       4,358,826
  1,536,593       *UBS U.S. Balanced Fund                                             13,137,871
    645,063       *UBS Global Balanced Fund                                            6,263,564
  3,111,450       *UBS U.S. Equity Fund                                               37,897,464
  1,286,834       *UBS Global Equity Fund                                             10,500,564
  1,783,582       *UBS International Equity Fund                                      11,753,805
     19,094       *UBS Multi Asset Portfolio Collective Fund                          20,958,314
     41,458       *UBS Emerging Markets Equity Collective Fund                         2,443,829
  2,787,483       PIMCO Low Duration Income Fund                                      28,627,447
  1,321,883       Phoenix Oakhurst Balanced Fund                                      16,906,886
  1,474,686       Fidelity Fund                                                       32,826,509
    463,168       Fidelity Magellan Fund                                              36,571,733
  2,929,064       Fidelity Aggressive Growth Fund                                     32,776,230
    945,455       *UBS Stock Fund                                                     21,318,069
 26,024,711       Vanguard Prime Money Market Fund                                    26,024,711
  1,129,895       Vanguard 500 Index Fund                                             91,691,013
                                                                                    ------------
                                                                                     532,477,477

                  *Loans to participants, 0-25 years maturity, 6.25%-14.04%            8,204,054
                  Collective Short-Term Investment Fund                                  410,860

                                                                                    ------------
                                                                                    $541,092,391

*Parties in interest

Cost information is not required because investments are participant directed.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   UBS Savings and Investment Plan

                                   /s/ Edward O'Dowd
                                   ----------------------------
                                   Edward O'Dowd
                                   Executive Director, Compensation and Benefits (Americas)

Date: June 30, 2003

                                  EXHIBIT INDEX

23.        Consent of Ernst & Young LLP